January 17, 2007
Kevin Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:      Comments on Form 10-K for the Year Ended August 25, 2006
Dear Mr. Vaughn:
     We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated January 3, 2007, relating to Solectron Corporation’s Form 10-K for the fiscal year ended August 25, 2006.
     We acknowledge that:
•	Solectron Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Solectron Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Set forth below are the Staff’s comments followed by our response.
     Form 10-K for the Fiscal Year Ended August 25, 2006
     Item 8. Consolidated Financial Statements and Supplementary Data, page 45
     Note 1. Summary of Significant Accounting Policies, page 52
     Comment:
1.	We note that although your fiscal year ends on the last Friday you represent consolidated balance sheets and income statements as of and for the periods ended August 31, 2006, 2005 and 2004.

Kevin Vaughn
Securities and Exchange Commission
January 17, 2007

•	Please tell us the exact date of each of your last three fiscal years and clearly explain the adjustments you made in order to present the information as of August 31st of each year.

•	Tell us why management believes such presentation is appropriate.

•	Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated August 31, 2006 and 2005 and income statements and cash flows for the three years in the period ended August 31, 2006, although the actual periods apparently ended on different days, are appropriate and comply with Article 2 of Regulation S-X and PCAOB standards.
           Response:
     The exact year-end dates for each of Solectron’s last three fiscal years were: August 25, 2006 for fiscal year 2006, August 26, 2005 for fiscal year 2005 and August 27, 2004 for fiscal year 2004. As we have included in previous filings, Note 1 to the Company’s consolidated financial statements for the fiscal year ended August 25, 2006 filed on Form 10-K discloses and explains our use of August 31 as a consistent year-end date: “Solectron’s financial reporting year ends on the last Friday in August. All fiscal years presented contained 52 weeks. For purposes of presentation in the accompanying consolidated financial statements and notes, Solectron has indicated its accounting year end as August 31.”
     We believe our use of August 31 as a proxy for the actual fiscal year-end date is appropriate because a constant year-end date simplifies the presentation of, and allows for clearer period-to-period comparison of our financial statements. As stated in Note 1, our use of August 31 is for presentation purposes only and we have not made any adjustments to the actual fiscal year-end financial information presented as of or for the periods ended August 25, 2006, August 26, 2005, and August 27, 2004.
     In order to conform the audit opinion with the presentation of the financial statements in our From 10-K pursuant to our Note 1 disclosure, and for ease of presentation, our auditors have, in their audit reports, opined on consolidated balance sheets dated August 31, 2006 and 2005 and income statements and cash flows for each of the three fiscal years ended August 31, 2006, 2005 and 2004, although the actual fiscal periods ended on different days.
     Going forward, in our future filings filed on forms 10-Q and 10-K, we will no longer use a month-end date for ease of presentation and will present the actual fiscal quarter-end and fiscal-year end date, which is the last Friday of the applicable month. In addition, in future filings we will remove the footnote which discusses our use of August 31 as a consistent year-end date and will change the dates for prior periods presented to actual fiscal or quarter end dates.

Kevin Vaughn
Securities and Exchange Commission
January 17, 2007

     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 956-6411 or Warren Ligan, Senior Vice President and Chief Accounting Officer, at (408) 956-6553.
Solectron Corporation
/s/ Paul Tufano

Paul Tufano
Executive Vice President and
Chief Financial Officer

cc:	Tara Harkins — Staff Accountant Martin James — Senior Assistant Chief Accountant KPMG Silicon Valley